K&L Gates LLP
1 Park Plaza
Twelfth Floor
Irvine, CA 92614
T +1 949 253 0900 F +1 949 253 0902 klgates.com

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE PLACEHOLDER “[*****].”

November 21, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F. Street, N.E.
Washington, D.C. 20549

Attn:		Irene Paik
Suzanne Hayes

	Re:	Evolus, Inc.
Confidential Draft Registration Statement on Form S-1
Originally Submitted August 28, 2017
CIK No. 0001570562

Ladies and Gentlemen,

Evolus, Inc., a Delaware corporation (the “Company”), hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated September 25, 2017 (the “Comment Letter”) and subsequent oral comments provided by the Staff on September 26, 2017. The Company’s responses are preceded by a reproduction of the corresponding Staff comments in italics as set forth in the Comment Letter.

In addition, we are concurrently sending to the Staff three marked copies of Confidential Submission No. 2 of the Draft Registration Statement on Form S-1 (the “Registration Statement”) as confidentially submitted to the Commission on the date hereof, marked against Confidential Submission No. 1 of the Registration Statement as confidentially submitted to the Commission on August 28, 2017. If the Staff would like additional hard copies, please so advise and we would be happy to provide additional copies. All page number references contained in the Company’s responses below correspond to the page numbers in the Registration Statement.

The Company has requested confidential treatment of certain portions of this correspondence pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83) (“Rule 83”). Due to the commercially sensitive nature of certain information contained herein, this correspondence submitted via EDGAR omits confidential information included in the highlighted and unredacted version delivered to the Staff in hard copy, and the redactions have been noted in this version by the following bracketed asterisks:

“[*****]”. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations pursuant to Rule 83.

Prospectus Summary, page 1

1.
Please revise your summary to remove redundant information. For example, you provided information about the potential size of the market in the third paragraph following the heading, "Our Business" and again in the discussion following the heading, “Our Market.” Similarly, you repeat information related to your distribution agreement with Daewoong Pharmaceuticals within the summary.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure beginning on page 1 of the Registration Statement accordingly.

Risks Associated with Our Business, page 5

2.
Your summary risk factor discussion should be as prominent, with respect to presentation and substance, as the discussion of your strengths and strategy. Please relocate this discussion to immediately follow “Our Strategy” and expand your bullet points to provide additional details about the risk you are presenting. For example, expand the fourth bullet point to explain the circumstances which could result in losing your exclusive rights to DWP-450; and expand the ninth bullet point to clarify that you have not pursued regulatory approval for indications other than glabeller lines which may limit adoption of your product.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3 and 4 of the Registration Statement accordingly.

Risk Factors
A perception of a conflict of interest of our indirect physician investors..., page 24

3.
Please expand your discussion to explain the indirect and potential indirect financial interests and investments of leading physicians in the self-pay healthcare market and clinical investigators for any future pivotal or non-pivotal clinical trials. In addition, please tell us whether any of the clinical investigators in the clinical trials of DWP-450 were indirect investors in your company.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 29 of the Registration Statement to explain the indirect and potential indirect financial interests and investments, of leading physicians in the self-pay healthcare market, and clinical investigators for any future pivotal or non-pivotal clinical trials.

In response to the Staff’s additional comment, for the Company’s two identical double blind, pivotal U.S. Phase III studies of DWP-450 (EV-001 and EV-002), one clinical investigator was at the time of the pivotal clinical trial an indirect investor in the Company.  For the Company’s pivotal double blind, European Phase III study of DWP-450 (EVB-003), one clinical investigator was at the time an indirect investor in the Company.  Additionally, in the Company’s unblinded, non-pivotal clinical trials of DWP-450 (EV-004 and EV-006), eight of the twenty-four clinical investigators are or were at the time of the non-pivotal clinical trial indirect investors of the Company. In the future, clinical investigators for any of the Company’s future pivotal or non-pivotal clinical trials may be indirect investors in the Company.

ALPHAEON and its directors and officers will have limited liability to us or you for breach of fiduciary duty., page 38

4.
We note that your certificate of incorporation provides that neither ALPHAEON, its other affiliates, nor any of their officers, directors, agents or stockholders, will have any obligation to present to you certain corporate opportunities. Please revise your disclosure to provide the types of business activities in which ALPHAEON currently engages.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 45 of the Registration Statement to indicate that ALPHAEON Corporation (“ALPHAEON”) is presently a technology company focused on providing healthcare products and services, including patient financing services. ALPHAEON may engage in other lines of business in the future.
Forward-Looking Statements and Statistical Data
Statistical Data, page 46

5.
We note your reference to a physician survey conducted by Bernstein Research on pages 4 and 70 as well as your statement on page 46 that you obtained industry, statistical and market data in this prospectus in part from surveys conducted by third parties. Please tell us whether you funded any of this research or commissioned any such reports. If so, please disclose your involvement and file the consent of the third party that prepared the information as an exhibit to the registration statement.

Company Response: The Company acknowledges the Staff’s comment and confirms that the Company has not funded any of the aforementioned research or commissioned any of the aforementioned reports.

Use of Proceeds, page 47

6.	Please quantify the potential milestone payments payable to Daewoong and certain former stockholders of your company.

Company Response: The Company respectfully advises the Staff that the amount of the potential payments payable to Daewoong Pharmaceutical Co., Ltd. (“Daewoong”) under that certain License and Supply Agreement, dated as of September 30, 2013, as amended on February 26, 2014 and July 15, 2014, between Daewoong and the Company (the “Daewoong Agreement”) is competitively harmful information and is the subject of a confidential treatment request pending a ruling pursuant to the provisions of Rule 406 of the Securities Act of 1933, as amended (the “Securities Act”), and 17 C.F.R. § 200.80(b)(4) for confidential treatment under the Freedom of Information Act, 5 U.S.C. § 552(b)(4).

In addition, with respect to the potential milestone payments payable to certain former stockholders of the Company (the “Evolus Contributors”), prior to the consummation of the offering pursuant to which the Registration Statement relates, SCH-AEON, LLC (formerly known as Strathspey Crown Holdings, LLC) (“SCH”) and ALPHAEON intend to enter into an amendment to that certain Stock Purchase Agreement, dated as of September 30, 2014, as amended on September 30, 2014, by and between SCH and ALPHAEON (the “Purchase Agreement”), whereby the Company will join as party (the “Amended Purchase Agreement”). Pursuant to the Amended Purchase Agreement, ALPHAEON’s existing payment obligations will be replaced with revised payment obligations, payable directly to the Evolus Contributors. Upon consummation of the offering pursuant to which the Registration Statement relates, the Amended Purchase Agreement will provide that ALPHAEON will immediately and automatically assign to the Company, and the Company will immediately and automatically accept and assume, all of ALPHAEON’s obligations under the Purchase Agreement, as amended by the Amended Purchase Agreement. The original payment obligations under the Purchase Agreement and the revised payment obligations under the Amended Purchase Agreement contain competitively harmful information and are and will be the subject of a confidential treatment request pending a ruling pursuant to the provisions of Rule 406 of the Securities Act and 17 C.F.R. § 200.80(b)(4) for confidential treatment under the Freedom of Information Act, 5 U.S.C. § 552(b)(4).

Selected Financial Data, page 53

7.
You state that your historical financial statements have been prepared on a standalone basis and are derived from the financial statements and accounting records of Evolus, which is inconsistent with the disclosure on F-8 under Basis of Presentation whereby you indicate that they are derived from ALPHAEON's financial statements.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 62 of the Registration Statement to indicate that the Company’s historical financial statements have been prepared on a standalone basis and are derived from the financial statements and accounting records of ALPHAEON and prepared in accordance with generally accepted accounting principles.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Payment Obligation Related to our Acquisition by ALPHAEON, page 56

8.
We note ALPHAEON “had” the right to terminate any future payments, including the future perpetual royalty streams, for a one-time lump sum payment to SCH of $145.0 million. Please revise your disclosure to clarify whether the right to terminate future payments for a one-time lump sum payment continues, and whether this right will be transferred to the company. In addition, we note that you intend to enter into an agreement to assume these obligations or reimburse ALPHAEON for these payments prior to the offering. Please file this agreement as an exhibit to this registration statement when it is available.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure beginning on page 65 of the Registration Statement to indicate that, pursuant to the Amended Purchase Agreement, ALPHAEON’s right to terminate future payments under the Purchase Agreement for a one-time lump sum payment to SCH of $145.0 million will be eliminated under the Amended Purchase Agreement, and as such, will not continue and will not be transferred to the Company. The Amended Purchase Agreement will be filed as an exhibit to the Registration Statement when it is available.

JOBS Act, page 66

9.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Company Response: The Company is providing to the Staff, on a supplemental basis, copies of the written communications, as defined in Rule 405 under the Securities Act, that have been used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. These materials were only made available for viewing by potential investors during the Company’s presentations, and no copies were retained by any potential investor. Pursuant to Rule 418 under the Securities Act, the copies supplementally provided shall not be deemed to be filed with, or a part of or included in, the Registration Statement. Additionally, pursuant to Rule 418(b) under the Securities Act, the Company requests that the Staff please return such copies to the Company upon completion of the Staff’s review.

The Company expects that additional meetings will be held and, if so, the Company expects to use the same or similar materials. The Company undertakes to provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of such communications.

Business, page 67

10.
We note disclosure in Footnote 4 to the financial statements, indicating that you entered into an agreement with Teoxane, SA in April 2014 for the rights to license, distribute and develop DWP-450 in the European Union. Please tell us the status of the agreement and the basis for your determination that a discussion of the material terms is not required.

Company Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company entered into a License, Distribution and Development Agreement on April 4, 2014, with ALPHAEON, Teoxane SA (“Teoxane”), and for the limited purposes set forth therein, SCH (the “Teoxane Agreement”). The Teoxane Agreement has been terminated in accordance with its terms. The Company does not consider the Teoxane Agreement to be a material contract in accordance with Item 601(b)(10) of Regulation S-K, and the Company does not consider Teoxane to be a related person, as defined in Instruction No. 1 to Item 404(a) of Regulation S-K. As a result, disclosure of the material terms of the Teoxane Agreement is not included in the Registration Statement.

DWP-450 Overview, page 70

11.
We note your disclosure on page 28 that botulinum toxin cannot be patented, but that Daewoong has obtained a U.S. patent for the manufacturing process for botulinum toxin. Please include a discussion of any material patents that you license, including the type of patent protection, expiration dates, applicable jurisdictions and any contested proceedings and/or third party claims. Refer to Item 101(c)(1) of Regulation S-K.

Company Response: The Company acknowledges the Staff’s comment and advises the Staff that Daewoong has obtained a U.S. patent for the manufacturing process of DWP-450, but has not licensed the patent to the Company pursuant to the Daewoong Agreement or otherwise. Further, the Company does not own or in-license any patents from any party. Accordingly, the Company has not revised the Registration Statement in this regard.

Additional Safety Evaluations, page 80

12.	Please explain the term “seroconversion.”

Company Response: The Company acknowledges the Staff’s comment and advises the Staff that the term “seroconversion” means the development of detectable antibodies in the blood after exposure to a certain drug. The Company has clarified the disclosure on page 93 of the Registration Statement accordingly.

Daewoong License and Supply Agreements, page 82

13.
Please disclose the aggregate development and commercial milestones payable, aggregate amounts paid to date, minimum purchase requirements and, if applicable, the royalty rate or range and the royalty term under the Daewoong License and Supply Agreement. Please also disclose the “certain performance requirements” that you must meet for the agreement to automatically renew.

Company Response: The Company respectfully advises the Staff that the amount of the potential payments payable to Daewoong and the certain performance requirements that the Company must meet for the Daewoong Agreement to automatically renew is competitively harmful information and is the subject of a confidential treatment request pending a ruling pursuant to the provisions of Rule 406 of the Securities Act and 17 C.F.R. § 200.80(b)(4) for confidential treatment under the Freedom of Information Act, 5 U.S.C. § 552(b)(4).

Management, page 91

14.
We note that each of your named executive officers are currently also officers of ALPHAEON. Please revise to clarify whether they are considered full-time employees of the company and whether they will continue to also be officers of ALPHAEON after completion of the offering. If they will not be full-time employees of the company, please revise to include risk factor disclosure concerning the part-time status of your executive officers and disclose the number of service hours per month they will provide to you.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 106 of the Registration Statement to indicate that such named executive officers will be considered full-time employees of the Company after the consummation of the offering pursuant to which the Registration Statement relates.

Certain Relationship and Related Party Transactions, page 101

15.
We note your disclosure on page 103 that as of June 30, 2017, you owed ALPHAEON $68.6 million and that there is currently no written agreement in place governing the terms of your related party borrowings to ALPHAEON and that you may elect to remunerate ALPHAEON through a variety of methods. Please clarify what you mean by a “variety of methods” by providing examples of how you may elect to remunerate ALPHAEON. In addition, if any of the proceeds of the offering will be used to reimburse ALPHAEON, please provide such disclosure in the Use of Proceeds section. Please also include a risk factor discussion indicating the amount of debt owed to ALPHAEON, that you anticipate ALPHAEON may continue the development of DWP-450, that you currently have not written agreement governing your related party borrowings and the your alternative methods for repaying this debt.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 120 of the Registration Statement accordingly. These arrangements are currently under negotiation. The Company will update its disclosure in future amendments to the Registration Statement when and as applicable. In addition, the Company has revised a risk factor in response to the Staff’s comment on page 46 of the Registration Statement.

Principal Stockholders, page 105

16.
Please note that the definition of beneficial ownership under Item 403 of Regulation S-K includes natural persons and entities with direct or indirect voting or investment power over the shares. In this regard, please identify the person or persons with voting or investment power over the shares held by ALPHAEON Corporation.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 122 of the Registration Statement accordingly.

Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies
Goodwill and Intangible Asset, page F-10

17.
We assume that the business combination that created the goodwill and intangible asset recorded on your balance sheet relates to the October 2013 transaction described in Note 1 Description of Business whereby SCH acquired all of the Company’s outstanding equity in exchange for 15,000 Class AA units of SCH and 15,000 Class D units of SCH. Please provide us the details of the transaction including the amounts ascribed to consideration transferred, the specific assets and liabilities acquired and their fair values, how the fair value of the intangible assets was determined, and the authoritative literature on which SCH relied to record the business combination including its accounting for the right held (and its subsequent exercise on September 30, 2014) with the Class D units to compel SCH to sell the remaining 10% of the outstanding shares of the Company to ALPHAEON in exchange for certain payments required to be made by ALPHAEON. Also, provide us an analysis with reference to authoritative literature that supports recording the assets and liabilities acquired by SCH in the Company's financial statements.

Company Response: The Company respectfully confirms to the Staff that the business combination that created the goodwill and intangible asset recorded on the Company’s balance sheet relates to the October 2013 transaction described in “Note 1. Organization-Description of Business” on page F-7 of the Registration Statement.

On October 3, 2013, the Company, SCH and the Evolus Contributors entered into that certain Contribution Agreement (as amended, the “Contribution Agreement”), whereby SCH purchased 1.25 million shares of Series A preferred stock and 10 million shares of common stock of the Company, then representing 100% of the outstanding shares of preferred stock and common stock of the Company.

The Company was formed in March 2013 for the purposes of developing a botulinum toxin product for distribution and sale. Prior to the transaction with SCH, the Company had secured exclusive rights to distribute Daewoong’s injectable 900 kilodalton botulinum toxin type A complex (the “Product”) for aesthetic indications in the United States and certain other international markets, as well as non-exclusive rights to distribute the Product in Japan pursuant to the Daewoong Agreement.

The acquisition was to provide SCH and ALPHAEON access to the license held by the Company under the Daewoong Agreement to develop, produce and market clinical neurotoxins.

SCH issued the following consideration to the Evolus Contributors in connection with the acquisition: (i) $3.5 million in cash, (ii) 15,000 Class AA membership interests in SCH (the “Class AA Units”), and (iii) 15,000 Class D membership interest in SCH (the “Class D Units”) representing 100% of the outstanding Class D Units.

As discussed further below, the Class D Units represented a new class of SCH equity and contained certain rights and privileges that provided the Evolus Contributors with a 10% economic interest in the Company. The rights and privileges provided to the Evolus Contributors included the issuance of an option (the “Option”), exercisable for a defined period beginning on March 1, 2014 and expiring on December 31, 2014, allowing the Evolus Contributors to force SCH to sell the shares of the Company underlying the Class D Units (the 1,000,000 shares of common stock and 125,000 shares of Series A preferred stock) to ALPHAEON. Upon exercise of the Option, the Evolus Contributors were entitled to receive contingent payments based on successful U.S. Food & Drug Administration (“FDA”) approval and future product sales. The Option effectively provided the Evolus Contributors with an option to convert their 10% economic interest in the Company in exchange for a contingent payment stream.

Subsequent to the acquisition in October 2013, in June 2014, SCH contributed 90% of its ownership interest in the Company to ALPHAEON, which was recorded as a common control transfer between SCH and ALPHAEON in accordance with ASC 810-10-55-1B. In addition, the Evolus Contributors exercised their Option in September 2014. Upon exercise of the Option, the Company became a wholly-owned subsidiary of ALPHAEON.

As reflected in the Registration Statement, the financial statements presented are that of the Company. SCH elected to apply push-down accounting to the separate financial statements of the Company pursuant to the guidance in ASU 2014-17, Business Combinations (Topic 805): Pushdown Accounting. Therefore, the financial statements of the Company reflects the new basis of accounting established by SCH when SCH obtained control of the Company in October 2013.

In the remaining response to the Staff’s comment, the Company has provided its analysis of the amounts ascribed to consideration transferred, the fair value of the specific assets and liabilities acquired and how the fair value of the intangible assets was determined. In the Company’s response, the Company also provides the Staff with its consideration of the accounting by SCH with respect to the Option provided to the Evolus Contributors.

Amounts Ascribed to Consideration Transferred

**Rule 83 confidential treatment request made by the Company; request Number 1.**

In accordance with ASC 805-30-30-7, the aggregate consideration transferred for the acquisition of the Company was approximately [*****] and was determined as follows (for illustration purposes, the value of the SCH Class D Units encompasses the aggregate value of the Class D Units and the contingent consideration as further described herein):

Class AA Units

The Class AA Units represented legal form equity of SCH, junior to SCH Class B Units, but senior to all other classes of membership interest in the SCH (SCH also had outstanding Class A and Class C Units, which were subordinate to Class AA and B Units) and had a fair value of $30 million.

Class D Units

The Class D Units represented a new class of SCH equity and contained certain rights and privileges that provided the Evolus Contributors with a 10% economic interest in the Company (commonly referred to in practice as “tracking units”). Specifically, the Class D Units were pegged to the “Class D Shares” of the Company. Although the Class D Shares were not legally outstanding, the Class D Shares were legally defined as 1,000,000 shares of common stock and 125,000 shares of Series A preferred stock of the Company or in other words 10% of the outstanding shares and economics of the Company. The Class D Units provided the Evolus Contributors the rights to (1) a 10% allocation of net income or net loss of the Company (remaining 90% of net income or net loss of the Company and all other net income and net losses of SCH, excluding net income and net loss related to the Company are allocated among the various members holding various other classes of SCH units excluding the Class D Units) and (2) cash distributions from all cash received by SCH directly attributable to 10% of the shares of the Company including dividends and proceeds from the sale or redemption of the the Company's shares underlying the Class D Units.

Option Issued to Former Stockholders of the Company

As documented above, the Evolus Contributors were issued the Option, exercisable for a defined period beginning on March 1, 2014 and expiring on December 31, 2014, which allowed the Evolus Contributors to force SCH to sell the shares of the Company underlying the Class D Units (1,000,000 shares of common stock and 125,000 shares of Series A preferred stock) to ALPHAEON. Upon exercise of the Option, the Evolus Contributors would be entitled to future contingent cash payments.

**Rule 83 confidential treatment request made by the Company; request Numbers 2, 3 and 4.**

These contingent payments included a [*****] up-front payment upon obtaining FDA approval and perpetual quarterly royalties of [*****] of net sales of the Product within the United States and [*****] of net sales of the Product outside of the United States. The net result of this structure was that the Evolus Contributors had the ability to convert their 10% economic interest in the Company through the Class D Units into a contingent payment stream of future cash flows. SCH also had the right at any time following FDA approval of the Product to purchase the Class D Units from the Evolus Contributors for a lump-sum cash payment of $145.0 million, which would effectively terminate, from that date forward, any future royalty payments otherwise owed to the Evolus Contributors.

Pursuant to ASC 805-10-20, contingent consideration is defined as:

Usually an obligation of the acquirer to transfer additional assets or equity interests to the former owners of an acquiree as part of the exchange for control of the acquiree if specified future events occur or conditions are met. However, contingent consideration also may give the acquirer the right to the return of previously transferred consideration if specified conditions are met.

SCH concluded that the payments eligible upon exercise of the Option, as described above, were contingent on future events that related to the value of the business acquired and thus met the definition of contingent consideration. Accordingly, the arrangement qualified as contingent consideration pursuant to ASC 805 and the contingent consideration liability was considered part of the consideration transferred for the acquisition of the Company.

In reaching that conclusion, SCH analyzed contingent consideration as if it were a separate freestanding instrument and concluded that it represents a contingent consideration liability separate from the Class D Units. Accordingly, the contingent consideration was measured at its acquisition-date fair value separate from the Class D Units. The Company was not legally obligated in the Contribution Agreement and therefore the contingent consideration liability was not pushed down to the entity in accordance with ASC 805-50-30-12.

Notwithstanding SCH’s conclusion regarding the separate recognition and measurement of the contingent consideration liability, SCH believed the aggregate fair value of the Class D Units and contingent consideration would approximate the fair value of the Class D units if the contingent consideration was not viewed to be a separate freestanding instrument (i.e., if the fair value of the option were deemed to be embedded in the Class D units).

Specific assets and liabilities acquired and their fair values and how the fair value of the intangible assets was determined

Pursuant to ASC 805-20-25-1 through 25-3, the following identifiable assets acquired and liabilities assumed were recognized:

•
$56.1 million of In-process research & development (“IPR&D”). The estimated fair value of the IPR&D was determined using a discounted cash flow model using an income approach (multiple-period excess earnings method). The license and distribution rights were valued as a composite asset including all of the patent licenses, regulatory approvals, licenses and permits necessary to market and sell the drug in the United States and other jurisdictions. The IPR&D asset was classified as an indefinite-lived intangible asset until the completion or abandonment of the associated research and development efforts. The license and associated distribution rights of the Company is subject to the success of clinical studies and the ability to pursue new indications. SCH, through ALPHAEON, intended to prioritize resources on the development and commercialization of the Company in several geographies. SCH planned to complete ongoing planned clinical trials that, if positive, may result in additional indications for the Company. These activities are consistent with ASC 730-10-55-1 criteria “c. conceptual formulation and design of possible product or process alternatives”, “d. testing in search for or evaluation of product or process alternatives”, and “e. modification of the formulation or design of a product or process” as research and development qualified activities. As such, IPR&D of the Company’s distribution rights were assessed as meeting the ASC 730-10-55 criteria as a research and development activity.

The Company also evaluated and concluded that the acquired IPR&D project had substance and was therefore appropriately recognized as an asset apart from goodwill. In addition, regulatory approval was required for the IPR&D before commercialization.

•	$20.9 million deferred tax liability, which represented the difference between the book and tax basis related to the IPR&D asset.

•	The goodwill of $21.2 million, which represented the excess of the purchase price over the fair value of net assets acquired.

Note 5. Commitments and Contingencies
Medytox Litigation, page F-17

18.	Regarding the Medytox litigation, please disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-4.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-18 of the Registration Statement to reflect that such an estimate cannot be made.

Note 7. Stockholder’s Equity (Deficit)

Series A Convertible Preferred Stock, page F-20

19.
Please provide us your accounting analysis supporting your carrying value of the series A convertible preferred stock, which appears to be less than one thousand dollars. Refer to ASC 480-10-S99-2 and S99-3A12.

Company Response: ALPHAEON is currently the only stockholder of the Company (holding all of the issued and outstanding shares of the Company’s common stock and preferred stock) for each of the periods presented in the financial statements included in the Registration Statement. Additionally, there are no other equity holders, such as holders of stock options or warrants exercisable for shares of the Company’s common stock or preferred stock. The capital structure of the Company is therefore unique in that both the Company’s common stock and preferred stock is entirely held by the same stockholder. ALPHAEON is anticipated to be the sole stockholder of the Company until the closing of the offering pursuant to which the Registration Statement relates.

As of December 31, 2015 and 2016, 1,250,000 shares of the Company’s preferred stock and 10,000,000 shares of the Company’s common stock were issued and outstanding. The Company’s board of directors is controlled by ALPHAEON. The Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) states that each holder of Series A preferred stock is entitled to one vote for each share of common stock into which the shares of preferred stock held by such holder could be converted. In addition, the preferred stockholder is entitled to vote on all matters on which the common stock is entitled to vote. The holders of the common stock and preferred stock, voting together as a single class on an as-converted to common stock basis, are entitled to elect together the members of the board of directors. As a result, the preferred stockholder cannot control the vote of the board of directors through direct representation or other rights, and thus the Company is entirely within the control of its sole common stockholder, ALPHAEON.

In addition, as discussed in Note 7, “Stockholders’ Equity (Deficit)”, the Company’s Series A preferred stock will automatically convert into the Company’s common stock upon the closing of an underwritten public offering (including an initial public offering) of the Company’s common stock registered under the Securities Act with gross proceeds of at least $15 million, or upon the affirmative election of a majority of the shares of preferred stock outstanding. Therefore, the Company reflected the par value of the Company’s common stock and preferred stock in the 2015 and 2016 financial statements and the balance, the remainder of the fair value from the initial measurement, was recorded in Additional Paid-In Capital (“APIC”), reflecting the uniqueness of the capital structure of having only one stockholder.

The fair value of the Company’s common stock and preferred stock was initially determined in October 2013 in an arms’ length transaction between the Company and SCH, unrelated parties with no other unstated rights and privileges. At that acquisition date, the Company recorded the par value of the common and preferred stock and balance of the purchase consideration paid by SCH in APIC. The common stock and preferred stock and the associated par value and APIC were subsequently contributed to ALPHAEON by SCH in 2014 in common control transactions in accordance with ASC 810-10-55-1B and ASC 805-50-15 in 2014, and pushed-down to the Company at the same amounts in accordance with ASU 2014-17, Business Combinations (Topic 805): Pushdown Accounting for stand-alone financial reporting.

The Certificate of Incorporation states that the Series A preferred stock is not redeemable except pursuant to the deemed liquidation provisions of the Certificate of Incorporation. Therefore, in accordance with ASC 480-10-S99-3A, the Company evaluated the deemed liquidation provisions, as defined in the Certificate of Incorporation, and concluded that there might be events in the future when the redemption of the preferred stock, through the deemed liquidation provisions, might be considered outside the control of the Company’s parent company, ALPHAEON, and therefore the Company reflected the par value of the Series A preferred stock within temporary equity. The deemed liquidation provisions include (i) a merger or consolidation of the Company in which its shares represent or are converted into or exchanged for shares of capital stock that represent at least a majority, by voting power, of the capital stock of the surviving or resulting corporation or the parent corporation surviving or resulting corporation; or (ii) the sale, lease, transfer, exclusive license or other disposition of all or substantially all the assets of the Company, except where such sale, lease, transfer exclusive license or other disposition is to a wholly owned subsidiary of the Company. Pursuant to the Certificate of Incorporation, the occurrence of a deemed liquidation event may be waived by the vote of the holders of a majority of the outstanding shares of Series A preferred stock; accordingly, ALPHAEON, as the sole Series A preferred stockholder, has the ability to waive any deemed liquidation events.

The Company determined the Series A preferred stock does not include any unconditional obligations to redeem at a specified or determinable date, or upon an event certain to occur. Also, as noted above, the equity shares are only redeemable upon a deemed liquidation event, which is within the control of the Company’s sole stockholder. Therefore, presenting Series A preferred stock within temporary equity is unnecessary as the redemption through the deemed liquidation provision is within the control of the Company and its sole stockholder. If, and when, the securities become redeemable, outside the control of the Company’s sole stockholder, the Company will reclassify amounts related to the Series A preferred stock to temporary equity.

Following this additional analysis, the Company proposes to the Staff that it will reclassify the par value of the Series A preferred stock included in temporary equity to permanent equity and revise its footnote disclosure on page F-20 to reflect that the redemption of the preferred stock is not outside the control of the Company and its sole stockholder as follows:

The Series A preferred stock is not mandatorily redeemable, as it does not have a set redemption date or a date after which the shares may be redeemed by the holders of the Series A preferred stock. The Company has classified the Series A preferred stock as permanent equity on the balance sheet as these shares, which while redeemable upon the occurrence of certain change in control events, including liquidation, sale or transfer of the Company, which are within the control of the Company and its sole stockholder.

In evaluating the Company’s proposed reclassification of the Series A preferred stock, the Company also considered the following in its analysis. The Company calculated the redemption value of a deemed liquidation as of the financial statement reporting dates, which was in all periods less than the inception date fair value of the preferred stock. In addition, in evaluating ASC 480-10-S99-2, the Company analyzed that no dividends have been declared since inception and there are no mandatory redemption features causing dividends to be payable, therefore, subsequent adjustments were not deemed necessary. Therefore, if the amount representing the inception date fair value, had been all originally classified as temporary equity there would have been no requirement to make subsequent adjustments to temporary equity amounts, thus there would be no impact to the statement of operations or a periodic accretion required within the statement of stockholders equity (deficit) in accordance with ASC 480-10-S99-3A. The Company also evaluated the earnings per share implications of the above accounting, measurement and reporting of the Series A preferred stock in accordance with ASC 260 Earnings Per Share, and concluded, based on the unique capital structure, that there would have been no changes required to the calculation as reflected in the financial statements. Specifically due to the capital structure, there is no adjustment to the earnings per share numerator because the common stockholder is not impacted by a change in the value of the preferred stock and there is no detrimental impact or disadvantage to a common stockholder as a result of the provisions contained within the deemed liquidation provisions.

On September 26, 2017, the Staff provided oral comments regarding the Registration Statement. The Staff’s oral comments and the Company’s responses are set forth below.

20.	Please revise the “Indebtedness” disclosure on page 62 of the Registration Statement to make corresponding changes to your response to comment 15.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 72 of the Registration Statement accordingly.

21.
We note your disclosure on page 63 that prior to the closing of the offering, you and ALPHAEON intend to enter into amendments to release your guarantee of the Notes. With a view towards disclosure, please tell us whether this will occur prior to effectiveness of the registration statement and the impact it will have on your business (a) if you are able to negotiate these amendments and (b) if you are unable to do so.

Company Response: The Company intends to enter into amendments with each of Longitude Venture Partners II, L.P., as the holder of the convertible bridge note referenced in the Registration Statement, and Dental Innovations BVBA, as collateral agent for the holders of the convertible promissory notes referenced in the Registration Statement, releasing the Company’s guarantee of such notes and the security interest in the Company’s assets, and terminating the security agreements related thereto, prior to or in connection with the effectiveness of the Registration Statement. The Company will be able to negotiate these amendments, enabling the Company to secure more favorable terms as it relates to it. For example, as a result of these amendments, the Company will no longer guarantee the payment obligations of ALPHAEON under such notes, and the note holders of ALPHAEON will no longer have a lien on the Company’s assets.

****************

If you have any questions or comments concerning these responses, please do not hesitate to call me at (949) 623-3519 or e-mail me at michael.hedge@klgates.com.

Sincerely,

/s/ Michael A. Hedge

Michael A. Hedge
K&L Gates LLP

cc:
Sasha Parikh, U.S. Securities and Exchange Commission
Jim Rosenberg, U.S. Securities and Exchange Commission
Murthy Simhambhatla, Ph.D., Evolus, Inc.
Jeffrey Plumer, Evolus, Inc.
David C. Lee, K&L Gates LLP
Alexa M. Ekman, K&L Gates LLP
Michael J. Zeidel, Skadden, Arps, Slate, Meagher & Flom LLP